EXHIBIT 11. STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended
	March 31,
	2004	2003
BASIC
Net income	$400.4	$407.0

Average number of common shares outstanding	1,080.3	1,076.1
Contingently issuable shares	—	—

Adjusted average shares	1,080.3	1,076.1

Basic earnings per share	$.37	$.38

DILUTED
Net income	$400.4	$407.0

Average number of common shares outstanding	1,080.3	1,076.1
Incremental shares — stock options and contingently issuable shares	6.7	7.1

Adjusted average shares	1,087.0	1,083.2

Diluted earnings per share	$.37	$.38

Dollars and shares in millions except per-share data.